UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BIONTECH SE

(Name of Issuer)

Ordinary Shares, no par value per share (€1.00 nominal amount)

(including Ordinary Shares represented by American Depositary Shares)

(Title of Class of Securities)

09075V102**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09075V102

1	NAME OF REPORTING PERSONS ATHOS KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,049,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,049,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,049,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. 09075V102

1	NAME OF REPORTING PERSONS AT Impf GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,049,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,049,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,049,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. 09075V102

1	NAME OF REPORTING PERSONS Thomas Maier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,049,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,049,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,049,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)	Name of Issuer.

The name of the issuer is BioNTech SE (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive office is located at An der Goldgrube 12, D-55131 Mainz, Germany.

Item 2(a)	Name of Person Filing.

This Amendment No. 4 to Schedule 13G is being jointly filed by ATHOS KG, AT Impf GmbH and Thomas Maier, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”. The sole member of AT Impf GmbH is ATHOS KG and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. Thomas Maier is the general partner (komplementär) of ATHOS KG. The limited partners (kommanditisten) of ATHOS KG are members of the families of Thomas and Andreas Strüngmann.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, which was attached as Exhibit 1 to Amendment No. 2 to Schedule 13G filed by the Reporting Persons, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is Bergfeldstraße 9 83607 Holzkirchen.

Item 2(c)	Citizenship.

ATHOS KG is a German limited partnership (Kommanditgesellschaft); AT Impf GmbH is a German limited liability company (Gesellschaft mit beschränkter Haftung); and Mr. Maier is a citizen of Germany.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, no par value per share (€1.00 nominal amount) (including Ordinary Shares represented by American Depositary Shares).

Item 2(e)	CUSIP No.

09075V102 (This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.)

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:	See the responses to Item 11 on the attached cover pages, which were calculated based on 237,715,500 ordinary shares of the Issuer outstanding as of September 30, 2023, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 6, 2023.
(c)	Number of shares as to which such person has:

	(i) Sole power to vote or direct the vote:	See the responses to Item 5 on the attached cover pages.

	(ii) Shared power to vote or direct the vote:	See the responses to Item 6 on the attached cover pages.

	(iii) Sole power to dispose or direct the disposition:	See the responses to Item 7 on the attached cover pages.

	(iv) Shared power to dispose or direct the disposition:	See the responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See responses to Item 2(a) and Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See responses to Item 2(a) and Item 4.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024	ATHOS KG

	By:	/s/ Thomas Maier
Name: Thomas Maier
Title: Authorized Signatory

	By:	/s/ Stephan Sperber
Name: Stephan Sperber
Title: Authorized Signatory

Date: February 7, 2024	AT IMPF GMBH

	By:	/s/ Thomas Maier
Name: Thomas Maier
Title: Authorized Signatory

	By:	/s/ Stephan Sperber
Name: Stephan Sperber
Title: Authorized Signatory

Date: February 7, 2024	THOMAS MAIER

/s/ Thomas Maier